# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Centessa Pharmaceuticals plc, CIK 0001847903
CUSIP: 152309100
Title of class of securities: Ordinary Shares, nominal value 0.002 per share
Address of issuer's principal executive offices: 3RD FLOOR, 1 ASHLEY ROAD, ALTRINCHAM, CHESHIRE, United Kingdom (X0), WA14 2DT
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001690310

## Reporting persons
- Medicxi Growth I LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Growth Co-Invest I LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Growth I GP Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Ventures I LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Co-Invest I LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Ventures I GP Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Secondary I LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Secondary Co-Invest I LP: type of reporting person: partnership (PN); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Secondary I GP Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- Medicxi Ventures Management (Jersey) Limited: type of reporting person: other (OO); citizenship or place of organization: Jersey (Y9); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)

## Item 1. Issuer
Name of issuer: Centessa Pharmaceuticals plc
Address of issuer's principal executive offices: 3rd Floor, 1 Ashley Road, Altrincham Cheshire WA14 2DT United Kingdom

## Item 2. Person Filing
Name of person filing:
(i) Medicxi Growth I LP ("Growth I"), a Jersey limited partnership;
(ii) Medicxi Growth Co-Invest I LP ("Growth Co-Invest I"), a Jersey limited partnership;
(iii) Medicxi Growth I GP Limited ("Growth I GP"), a Jersey limited liability company, which is the sole managing general partner of Growth I and Growth Co-Invest I;
(iv) Medicxi Ventures I LP ("Ventures I"), a Jersey limited partnership;
(v) Medicxi Co-Invest I LP ("Co-Invest I"), a Jersey limited partnership;
(vi) Medicxi Ventures I GP Limited ("Ventures I GP"), a Jersey limited liability company, which is the sole managing general partner of Ventures I and Co-Invest I;
(vii) Medicxi Secondary I LP ("Secondary I"), a Jersey limited partnership;
(viii) Medicxi Secondary Co-Invest I LP ("Secondary Co-Invest I" and, together with Growth I, Growth Co-Invest I, Ventures I, Co-Invest I and Secondary I, the "Medicxi Funds"), a Jersey limited partnership;
(ix) Medicxi Secondary I GP Limited ("Secondary I GP"), a Jersey limited liability company, which is the sole managing general partner of Secondary I and Secondary Co-Invest I; and
(x) Medicxi Ventures Management (Jersey) Limited ("Medicxi Manager"), a Jersey limited liability company, which is the sole manager of the Medicxi Funds.

Growth I, Growth Co-Invest I, Growth I GP, Ventures I, Co-Invest I, Ventures I GP, Secondary I, Secondary Co-Invest I, Secondary I GP and Medicxi Manager are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."
Address of principal business office or, if none, residence: The address of the principal business office of each of the Reporting Persons is c/o CSC Fund Services (Jersey) Limited, 44 Esplanade, St. Helier, Jersey JE4 9WG.
Citizenship: See Item 2(a).

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: As of June 30, 2026, none of the Reporting Persons may be deemed to beneficially own any Ordinary Shares of the Issuer.
Percent of class: 0.0
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- Medicxi Growth I LP: /s/ Francois Chesnay, Francois Chesnay, Director of Manager (08/04/2026)
- Medicxi Growth Co-Invest I LP: /s/ Francois Chesnay, Francois Chesnay, Director of Manager (08/04/2026)
- Medicxi Growth I GP Limited: /s/ Francois Chesnay, Francois Chesnay, Director (08/04/2026)
- Medicxi Ventures I LP: /s/ Francois Chesnay, Francois Chesnay, Director of Manager (08/04/2026)
- Medicxi Co-Invest I LP: /s/ Francois Chesnay, Francois Chesnay, Director of Manager (08/04/2026)
- Medicxi Ventures I GP Limited: /s/ Francois Chesnay, Francois Chesnay, Director (08/04/2026)
- Medicxi Secondary I LP: /s/ Francois Chesnay, Francois Chesnay, Director of Manager (08/04/2026)
- Medicxi Secondary Co-Invest I LP: /s/ Francois Chesnay, Francois Chesnay, Director of Manager (08/04/2026)
- Medicxi Secondary I GP Limited: /s/ Francois Chesnay, Francois Chesnay, Director (08/04/2026)
- Medicxi Ventures Management (Jersey) Limited: /s/ Francois Chesnay, Francois Chesnay, Director (08/04/2026)